April 24, 2025

Micah Young
Executive Vice President, Chief Financial Officer
MASIMO CORP
52 Discovery
Irvine, CA 92618

       Re: MASIMO CORP
           Item 2.02 Form 8-K filed February 25, 2015
           File No. 001-33642
Dear Micah Young:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed February 25, 2025
Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Net Income and Net Income per Diluted Share, page
6

1. Please tell us and revise your disclosures to identify and quantify the material components underlying the business transition and related costs adjustment. Address this comment as it relates to material adjustments where you have multiple items underlying the adjustment. Refer to Question 100.05 of the Non-GAAP Financial
       Measures Compliance & Disclosure Interpretations.
2.     Based on disclosures in your Form 10-K for the year ended December 31,
2024, it
       appears that your business transition and related costs adjustments include expenses associated with inventory write-downs. Please explain to us how you concluded that these write-downs do not represent costs that are normal operating costs of your
       business. See guidance in Question 100.01 of the SEC Staff   s
Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures.
       We remind you that the company and its management are responsible for the accuracy
 April 24, 2025
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services